UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

CYBRDI, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

23254k100
(CUSIP Number)

Yanbiao Bai
c/o Cybrdi, Inc.
No 29 Chang'An South Road
Xi'an Shaanxi P.R. China 71006.
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	23254k100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Yanbiao Bai

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
People’s Republic of China

	7.	Sole Voting Power
75,625,153 (1)
Number of
Shares	8.	Shared Voting Power
Beneficially		0
Owned by
Each	9.	Sole Dispositive Power
Reporting		75,625,153 (1)
Person With
	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
75,625,153 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
62.9% (2)

14.	Type of Reporting Person (See Instructions)
IN

(1)	Includes 9,156,397 shares of common stock held by Shaanxi Chaoying Beauty and Cosmetics Group, Ltd., of which Mr. Bai owns 64% of the outstanding stock and is the President.

(2)	Percent based on 120,225,323 shares of common stock outstanding, as reported in the Issuer’s Form 10-Q for the period ending June 30, 2011.

CUSIP No.	23254k100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Shaanxi Chaoying Beauty and Cosmetics Group, Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
People’s Republic of China

	7.	Sole Voting Power
9,156,397 (1)
Number of
Shares	8.	Shared Voting Power
Beneficially		0
Owned by
Each	9.	Sole Dispositive Power
Reporting		9,156,397 (1)
Person With
	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
9,156,397 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
7.69% (2)

14.	Type of Reporting Person (See Instructions)
CO

(1)	Mr. Bai owns 64% of the outstanding stock and is the President of Shaanxi Chaoying Beauty and Cosmetics Group, Ltd., of which he owns 64% of the outstanding stock and is the President.

(2)	Percent based on 120,225,323 shares of common stock outstanding, as reported in the Issuer’s Form 10-Q for the period ending June 30, 2011.

Item 1.           Security and Issuer

This Schedule 13D/Amendment No. 1 relates to shares of common stock, no par value per share (the “Common Stock”) of Cybrdi, Inc., a California corporation (the “Issuer” or the “Company”) ). The address of the principal executive office of the Company is No 29 Chang'An South Road Xi'an Shaanxi P.R. China 71006..

Item 2.           Identity and Background

(a) Mr. Bai is a P.R.C. citizen with an address of C/O Cybrdi, Inc., No 29 Chang'An South Road Xi'an Shaanxi P.R. China 71006. . Mr. Bai is Chairman, CEO and President of the “Issuer”.

During the last five years, Mr. Bai has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Bai is a citizen of People’s Republic of China.

(b) Shaanxi Chaoying Beauty and Cosmetics Group, Ltd. Is a corporation organized under the laws of the People’s Republic of China with an address of C/O Cybrdi, Inc., No 29 Chang'An South Road Xi'an Shaanxi P.R. China 71006. Mr. Bai owns 64% of the outstanding stock and is the President of Shaanxi Chaoying Beauty and Cosmetics Group, Ltd., of which he owns 64% of the outstanding stock and is the President.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Bai acquired 12,000,000 shares of common stock of the Issuer on March 29, 2010, pursuant to the incentive compensation plan adopted on January 15, 2010 to compensate the key management of the Company for services it has provided to the Company

On June 30, 2011, the Company entered into a written Debt Conversion Agreement with Shaanxi Chaoying Beauty & Cosmetics Group Co., Ltd. (a related party), Shaanxi NuoQi Healthfood Co., Ltd. (a related party), and Mr. Yanbiao Bai, Chairman and CEO of the Company. In the Agreement, the Company agreed to repay a total of $605,723 (RMB 3,920,000) debt due to Shaanxi Chaoying Beauty & Cosmetics Group Co., Ltd. by issuing the Company’s common stock. Simultaneously upon the execution of the repayment, Shaanxi Chaoying Beauty & Cosmetics Group Co., Ltd. agreed to transfer to Mr. Yanbiao Bai the number of shares to be issued through the debt repayment. The number of shares transferred to Mr. Yanbiao Bai was further offset by a number of shares equivalent to $169,973 (RMB 1,100,000) due by Shaanxi NuoQi Health Food Co., Ltd., a company wholly-controlled by Ms. Xue Bu, the spouse of Mr. Yanbiao Bai and former COO and Director of the Company, to offset its debt due to the Company. The Agreement was approved by the Company’s Board of Directors on June 30, 2011. As a result of the debt conversion and offset, the number of shares of common stock issued to Mr. Yanbiao Bai was 54,468,756 shares, which was determined based on the closing price of $0.008 per share on June 30, 2011. The share issuance was executed on August 17, 2011.

Item 4.           Purpose of Transaction

The Issuer sought to decrease its outstanding indebtedness by issuing additional shares of common stock. Mr. Bai has maintained control over the Issuer since its merger and reorganization on February 10, 2005. Mr. Bai has not formulated any definitive plans with respect to the subject securities. However, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

(a) Mr. Bai is the beneficial owner of 75,625,153shares of common stock of the Issuer. This includes 9,156,397 shares of common stock held by Shaanxi Chaoying Beauty and Cosmetic Group, of which Mr. Bai owns 64% of the outstanding stock and is the President . Mr. Bai disclaims beneficial ownership of 3,300,000 shares of common stock owned by Xu Bu, his wife.

(b) Mr. Bai has the sole power to vote 75,625,153shares of common stock of the Issuer and the sole power to dispose of 75,625,153shares.

(c) Mr. Bai has not effected any transactions in the Common Stock during the past sixty (60) days.

(e) Not applicable.

Item 7.           Material to Be Filed as Exhibits

10.1	Debt Conversion Agreement amongst the Company, Shaanxi Chaoying Beauty & Cosmetics Group Co., Ltd.,,. and Mr. Yanbiao Bai, dated as of June 30, 2011 as filed with Amendment No. 1 to the Form 10Q for the period ended June 30, 2011.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D Amendment No. 1 is true, complete and correct.

Dated: September 21, 2011

/s/ Yanbiao Bai
Yanbiao Bai

Shaanxi Chaoying Beauty and Cosmetics Group, Ltd

By: Yanbiao Bai
       Yanbiao Bai, President